1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):□

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):□

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	November 25, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)

This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) The unsecured bonds issued by TSMC and its subsidiaries for the month of October 2022.

1. The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:
Title	Name	Number of shares held as of		Changes
		9/30/2022	10/31/2022
Chairman	Mark Liu	12,913,114	12,913,767	653
Vice Chairman and Chief Executive Officer	C.C. Wei	6,579,468	6,779,468	200,000
Senior Vice President	Cliff Hou	457,810	459,139	1,329
Vice President	Connie Ma	277,000	293,235	16,235
Vice President	Michael Wu	681,444	683,444	2,000
Vice President	Simon Jang	351,358	352,358	1,000
Vice President and Chief Financial Officer	Wendell Huang	1,651,854	1,651,868	14
Vice President	Jun He	25,000	28,000	3,000
Vice President	Geoffrey Yeap	54,000	56,000	2,000
Vice President	Jonathan Lee	354,055	358,187	4,132
Vice President	L.C. Lu	175,227	180,227	5,000
Vice President	K.C. Hsu	45,000	50,000	5,000
Note: Shareholdings include shares held by the related parties.

2. The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title		Name	Number of shares pledged as of		Changes
			9/30/2022	10/31/2022
Vice Chairman and Chief Executive Officer		C.C. Wei	-	1,600,000	1,600,000

3. The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$19.9 billion of acquisition Equity investment: US$11 million of disposition.
4. The capital appropriations approved by TSMC board of directors: Inapplicable.
5. The unsecured bonds issued by TSMC and its subsidiaries:
Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
111-6	A	Oct. 2022 ~ Oct. 2027	NT$5.7	1.75%	Bullet repayment; interest payable annually
	B	Oct. 2022 ~ Oct. 2029	NT$1.0	1.80%
	C	Oct. 2022 ~ Oct. 2032	NT$3.5	2.00%